UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)   *

MHI Hospitality Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
55302L102
(Cusip Number)
John Liu c/o Essex Equity Capital Management, LLC 375 Hudson Street, 12th Floor New York, New York 10014 (212) 989-2700
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 8 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Essex Illiquid, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Essex Equity Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Basil Maher
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M. Brian Maher
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on April 28, 2011 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note:  The Reporting Persons (as defined below) are filing this Schedule 13D with respect to the Common Stock, par value $0.01 per share (the “Shares”), of MHI Hospitality Corporation (the “Company”).  As of the date hereof, the Reporting Persons own, in aggregate, (i) warrants to purchase 1,748,000 Shares (the “Warrants”), which Warrants are currently exercisable, and (ii) 23,000 shares of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company.

The Reporting Persons are filing this Schedule 13D to report their respective beneficial ownership of Shares through the ownership of Warrants.  All numbers and percentages contained in this Schedule 13D represent beneficial ownership of Shares (through the Warrants owned by the Reporting Persons as of the date hereof), unless stated otherwise.  All percentages were calculated based on the 9,766,786 Shares outstanding as of November 9, 2011 (as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2011), plus the additional Shares that would be issued if the applicable Reporting Person exercised all of the Warrants it owns as of the date hereof.  The percentages do not assume the exercise of Warrants held by any other persons.

Item 4.  Purpose Of  The Transaction

Item 4 is supplemented to report the following:

Warrant Agreement

On December 21, 2011, the Fund, Richmond Hill Capital Partners, LP and the Company entered into an Amendment to Warrant to Purchase Common Stock of MHI Hospitality Corporation (the “Warrant Amendment”).  Pursuant to the Warrant Agreement (as defined in the prior Schedule 13D), the Fund is entitled to purchase up to 1,748,000 Shares at an exercise price of $2.25 per Share, such number of Shares and exercise price subject to adjustment under certain circumstances, as amended by the Warrant Amendment.

This summary of the Warrant Amendment is qualified in its entirety by the full terms and conditions of the Warrant Amendment, a copy of which is attached as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2011, and which is hereby incorporated herein by reference.

Bridge Financing

On December 21, 2011, Essex Equity High Income Joint Investment Vehicle, LLC, an affiliate of the Reporting Persons, as agent and lender (the “Bridge Lender”), and the Company entered into Amendment No. 1 to Note Agreement (the “Note Amendment”).  Pursuant to the Note Amendment, the end date for the term loan commitment period under the Note (as defined in the prior Schedule 13D) was extended to the earlier of (i) June 30, 2013, (ii) the date the term loan commitments are fully funded and permanently reduced to zero and (iii) the maturity date under the Note.

This summary of the Note Amendment is qualified in its entirety by the full terms and conditions of the Note Amendment, a copy of which is attached as Exhibit 10.39 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2011, and which is hereby incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 6.  Contracts, Arrangements, Understandings Or
             Relationships With Respect To Securities Of The Issuer

     Item 6 is supplemented to report the following:

     The descriptions of the Warrant Amendment and the Note Amendment set forth in Item 4 are qualified in their entirety by reference to the full text of each such document, which are filed as Exhibits 4.3 and 10.39, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2011, and which are hereby incorporated herein by reference.

     Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits

The Warrant Amendment and the Note Amendment filed as Exhibits 4.3 and 10.39, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2011, are hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2011                  ESSEX ILLIQUID, LLC

By:          Essex Equity Capital Management, LLC,
its Investment Manager

By: /s/ John Liu
Name:  John Liu
Title:    Chief Executive Officer

ESSEX EQUITY CAPITAL MANAGEMENT, LLC

By: /s/ John Liu
Name:  John Liu
Title:    Chief Executive Officer

/s/ Basil Maher
Basil Maher

/s/ M. Brian Maher
M. Brian Maher